Exhibit (a)(1)(a)

                           OFFER TO PURCHASE FOR CASH
           UP TO 100 OUTSTANDING CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                                  (THE "CCPRs")
                ARISING FROM THE PURCHASE OF CLASS A INTERESTS OF
                          AMGEN CLINICAL PARTNERS, L.P.
                                       AT
                              $265,000 NET PER CCPR
                                       BY
                           MERIDIAN VENTURE GROUP, LLC
                       -----------------------------------

Meridian Venture Group, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 100 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs") for cash consideration per CCPR of $265,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen" or the "Company") on or after September 11, 2000, and prior to the date on which the Purchaser pays the Purchase Price for the tendered CCPRs. This Offer is made to all current holders of CCPRs (each a "Holder").

                                   ---------

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
             TIME ON OCTOBER 20, 2000 UNLESS THE OFFER IS EXTENDED.

                                   ----------

        ACCORDING TO THE QUARTERLY LETTER FROM AMGEN DATED MAY 30, 2000,
      THERE ARE 838 CCPRs ISSUED AND OUTSTANDING. THE OFFER IS SUBJECT TO
                     PRORATION. SEE SECTION 2 OF THE OFFER.

                                   ----------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE AGREEMENT OF AMGEN INC. TO TRANSFER CCPRs TO THE PURCHASER, A CONDITION WHICH IN THE REASONABLE DISCRETION OF PURCHASER MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION
                                     DATE.

                                   ----------

    THE OFFER IS NOT CONDITIONED UPON ANY NUMBER OF CCPRs BEING TENDERED. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED
      PRIOR TO THE EXPIRATION DATE, IN ITS REASONABLE DISCRETION, THAT UPON PURCHASE OF THE CCPRs PURSUANT TO THE OFFER IT AND/OR ITS NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH CCPRs AND THAT IT AND/OR ITS NOMINEE
   WILL BECOME THE REGISTERED HOLDER OF THE PURCHASED CCPRs. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE
                 SECTIONS 1, 2 AND 14 OF THIS OFFER TO PURCHASE.

                                   ----------

      EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                                   ----------

                                    IMPORTANT

      Any Holder wishing to tender all or a portion of his or her CCPRs should complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at its address set forth on the back cover of this Offer to Purchase and tender such CCPRs pursuant to the procedures for transfer set forth in Section 3 hereof and in the Instructions attached to the Letter of Transmittal.

      The Purchaser is unaware of any established trading market for the CCPRs. The Purchase Price has been established by Purchaser, in its sole discretion. No independent opinion, report or appraisal related to the valuation of the CCPRs has been obtained by the Purchaser.

      Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth in the Instructions attached to the Letter of Transmittal and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                                   ----------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

SUMMARY TERM SHEET ........................................................ iii
INTRODUCTION .............................................................. 1
RISK FACTORS .............................................................. 1
VALUATION ................................................................. 3
1.  Terms of the Offer .................................................... 3
2.  Proration; Acceptance For Payment and Payment ......................... 4
3.  Procedure for Tendering CCPRs ......................................... 5
4.  Withdrawal Rights ..................................................... 6
5.  Certain Federal Income Tax Consequences of the Offer .................. 7
6.  Price Range of the CCPRs .............................................. 11
7.  Effect of the Offer on Exchange Act Registration ...................... 12
8.  Certain Information Concerning Contractual Contingent Payment Rights .. 12
9.  Certain Information Concerning the Purchaser .......................... 13
10. Source and Amount of Funds ............................................ 14
11. Background of the Offer ............................................... 14
12. Purpose of the Offer .................................................. 15
13. Distributions to Holders .............................................. 15
14. Certain Conditions of the Offer ....................................... 16
15. Certain Legal Matters ................................................. 17
16. Fees and Expenses ..................................................... 18
17. Miscellaneous ......................................................... 18
Schedule I ................................................................ I-1

      To the Holders of Contractual Contingent Payment Rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. ("CCPRs"):

                               SUMMARY TERM SHEET

* WHAT SECURITIES ARE SOUGHT IN THE OFFER? The securities that are sought in this Offer are Contractual Contingent Payment Rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P.

* WHO IS OFFERING TO BUY MY CCPRs? Meridian Venture Group, LLC, a Delaware limited liability company ("we") are offering to purchase your CCPRs which are securities which entitle you, according to their terms, to contingent payments based on the sale of the drug Neupogen from the drug maker Amgen, Inc. Meridian Venture Capital, LLC, a Delaware limited liability company, and our manager and sole member, formed us to buy and hold CCPRs of pharmaceutical companies. Meridian Venture Capital, LLC delegated its rights, powers and duties as our manager with respect to our Offer and the purchase, sale, holding, and exercise of all rights with respect to CCPRs on our behalf to Meridian Venture Group Management Ltd., a New York corporation, which is affiliated with us and Meridian Venture Capital, LLC. See Section 9 - "Certain Information Concerning the Purchaser" and
      Schedule 1.

* WHAT ARE THE TERMS OF THE OFFER? We are offering to purchase up to 100
      CCPRs from you and the other beneficial owners at $265,000 per CCPR in cash, adjusted for distributions. We have the cash to consummate this transaction. If you are the record owner of your CCPR(s) on September 11, 2000 and you complete and send to us a letter of transmittal that we have provided to you in connection with this Offer, where you agree to sell or "tender" your CCPRs to us, you will be able to participate. If you tender your CCPRs, you will receive the cash price we are offering for your CCPRs, unless more than 100 units are tendered to us. If that happens, we will still purchase a total of 100 CCPRs but we may elect to purchase from you only a fraction of the CCPRs you tender, but still at the rate of $265,000 per CCPR. The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen") on or after September 11, 2000, and prior to the date on which the Purchaser pays the Purchase Price for the tendered CCPRs. You also will not have to pay any brokerage fees or any similar expenses if you tender the CCPRs directly to the third party depositary that we hired to complete this transaction. If you own your CCPRs through a broker or other nominee, you might want to check whether they will charge any fee to tender your CCPRs for you. See the "Introduction" to this Offer to Purchase and Section 1 - "Terms of the Offer".

* DOES THE PURCHASER HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT? Yes.
      Pursuant to commitments from investors and a credit facility with a certain commercial lender, we will have the funds available to acquire the shares in the Offer. See Section 10 - "Source and Amount of Funds".

* IS THE PURCHASER'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER
      TO TENDER IN THE OFFER? No. Since we are paying cash for your CCPRs and the Offer is not subject to a financing condition, we do not believe that the financial condition of the Purchaser is important to your decision to tender in the Offer. See Section 10 - "Source and Amount of Funds".

* HOW LONG DO YOU HAVE TO DECIDE TO TENDER? You will have until midnight,
      New York City Time on October 20, 2000, to tender your CCPR(s) unless we extend the time period of our Offer, which extends the time period that you can tender. See Section 1--"Terms of the Offer" and Section 3 - "Procedure for tendering CCPRs".

* CAN WE EXTEND THE TIME PERIOD OF OUR OFFER? We may but are not obligated to extend the time period of our tender offer. If we do extend, we will not only notify the third party depositary we hired about the extension, but we will also make a public announcement for your benefit on our intent to extend. This announcement will be made no later than 9:00 a.m., New York City Time on the business day after what would have been the original expiration date. See Section 1 - "Terms of the Offer".

* HOW DO I TENDER MY CCPRs? Tendering your CCPRs is easy. All you have to do is complete and sign the transmittal letter which was provided which indicates you want to sell your CCPRs to us. Then send it to the depositary we hired to help us complete this Offer prior to the expiration of the Offer. See Section 3 - "Procedure for Tendering CCPRs".

* IF I TENDER MY CCPRs, CAN I CHANGE MY MIND? You can withdraw your tender any time if your notice electing withdrawal is received by the depositary prior to the expiration of the Offer. In order to withdraw, send written notice of your intent to withdraw. Be sure to specify the name of the registered holder which is probably you, the name of the person who tendered the CCPR(s), and the number of CCPR(s) that are being withdrawn. See Section 4 - "Withdrawal Rights".

* WHAT DOES AMGEN INC.'S BOARD OF DIRECTORS THINK OF THE OFFER? As of the time of the commencement of our Offer, Amgen's Board of Directors has not expressed any opinion on our Offer. Amgen must file a response with the Securities and Exchange Commission within 10 business days after the date of our Offer. See Section 11 - "Background of Offer".

* IF I DO NOT TENDER ALL OF MY CCPRs, WHAT HAPPENS TO THE VALUE OF THE CCPRs
I KEEP? We believe that the current value of any CCPR(s) that you do not tender will not be affected. However, there can be no assurance that there will be an available market at the time you decide to sell your CCPRs in the future. Assuming there is an available future market, it is unknown whether the sales price that you would receive for your CCPRs at a future time would be more or less than the price we are offering as part of this Offer.

* WHAT IS THE MARKET VALUE OF MY CCPRs AS OF A RECENT DATE? There is no established market for the CCPRs. From time to time, we and others have made offers to purchase CCPRs or fractional units of CCPRs. No independent person has been retained by us to evaluate or render any opinion with respect to the purchase price we are offering, and we make no representations as to the fairness of our Offer. We did not attempt to attain current independent valuations or appraisals of the CCPRs. See
      Section 6 --"Price Range of the CCPRs."

* IF I OBJECT TO THE PRICE BEING OFFERED, WILL I HAVE APPRAISAL RIGHTS? No. Appraisal rights are not available in the Offer. You may choose to retain your CCPRs by not tendering in the Offer and any CCPR(s) retained by you will be unaffected by this Offer. See Section 12--"Purpose of the Offer" and Section 15--"Certain Legal Matters".

* WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY CCPRs? Your sale of a CCPR pursuant this Offer is a taxable event for United
      States federal income tax purposes and in all likelihood for state, local and perhaps foreign income tax purposes also. For original Holders and possibly secondary Holders, a portion of the proceeds that you receive from the sale of the CCPR may constitute ordinary interest income. In addition, if you are an original Holder of a CCPR, a portion of the proceeds that you receive from such sale may give rise to additional ordinary income attributable to your share of certain inventory items and "unrealized receivables" of ACPLP. The remaining proceeds that you receive from your sale of a CCPR pursuant to this Offer, to the extent exceeding or less than your basis in the sold CCPR, should result in, respectively, capital gain or loss. Currently, for individuals, trusts and estates, a capital gain attributable to property held for more than 12 months is generally taxed at a maximum 20% tax rate. It is recommended that you consult your tax advisor concerning the taxable impact of tendering your CCPRs. See Section 5 - "Certain United States Federal Income Tax Consequences of the Offer".

WHAT ARE THE CONDITIONS TO THE TENDER OFFER? The consummation of this tender offer is conditioned upon us being satisfied that, upon purchase of the CCPRs pursuant to the Offer, we will have full ownership rights and will become the registered holder all of the purchased CCPRs. These conditions include the consent of Amgen to transfer the CCPRs to us and to make payments with respect to the CCPRs directly into a collection account controlled by a collateral agent to which we have pledged a security interest in the CCPRs on behalf of the parties that are providing us with the financing for their purchase. The consummation is also conditioned upon all material regulatory and related approvals having been obtained or made on terms reasonably satisfactory to us; the absence of litigation challenging this tender offer or any law enacted preventing this tender offer; and the absence of a competing tender offer; or the absence of any change effecting the contingent payments relevant to each CCPR. See
      Section 14--"Certain Conditions of the Offer."

* WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      You may call either of the following:

            Purchaser

                       David B. Schmickel
                       Meridian Venture Group, LLC
                       767 Fifth Avenue
                       New York, New York 10153
                       (212) 688-2015

            Information Agent

                        MMS Escrow and Transfer Agency
                        PO Box 7090
                        Troy, Michigan 48007-7090
                        Attention: Matthew Fisher
                        (877) 346-8317

                                  INTRODUCTION

      Meridian Venture Group, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 100 outstanding Class A contractual contingent payment rights (the "CCPRs") arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. ("ACPLP" or the "Partnership"), for cash consideration per CCPR of $265,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen"), on or after September 11, 2000, and prior to the date on which the Purchaser pays the Purchase Price for the tendered CCPRs. This Offer is made to all current holders of the CCPRs (collectively "Holders" and individually a "Holder").

      In March 1993, Amgen purchased all of the Class A Interests in ACPLP for a payment of $25,000 (the "Advance Payment") per interest in cash. In addition to the Advance Payment, Amgen issued to each former Class A Limited Partner a CCPR, whereby Amgen pays to each Holder an amount equal to a percentage of revenue from the sale of the Partnership's products through the year 2005. According to the quarterly letter from Amgen dated May 30, 2000, there are 838 CCPRs issued and outstanding.

      The Purchaser is acquiring the CCPRs solely for investment purposes. Purchaser believes that the ownership of CCPRs (either by Purchaser or a Holder who retains his or her CCPRs) remains a speculative investment. The Offer is not conditioned upon any number of CCPRs being tendered. The Offer is conditioned upon, among other things, Purchaser being satisfied prior to the Expiration Date, in its reasonable discretion, that upon purchase of the CCPRs pursuant to the Offer, Purchaser or its nominee will have full rights to ownership as to all such CCPRs and that it and/or its nominee will become the registered holder of the purchased CCPRs. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Sections 1, 2 and 14.

      Tendering Holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of CCPRs pursuant to the Offer. Purchaser will pay all charges and expenses of MMS Escrow and Transfer Agency, as the depositary (the "Depositary") and the information agent (the "Information Agent"), incurred in connection with the Offer. See Section 16--"Fees and Expenses".

RISK FACTORS

      Before tendering, Holders are urged to consider the following risk factors in addition to the information previously provided:

      Although Purchaser cannot predict the future value of the CCPRs, the Purchase Price could differ significantly from the proceeds that would be realized by holding the CCPRs for the entire life of the expected payment stream.

      Purchaser is making the Offer with a view toward making a profit. Accordingly, there may be a conflict between the desire of Purchaser to acquire the CCPRs at the Purchase Price and the ultimate value of the CCPRs at the end of the applicable payment stream. There can be no assurance that the Purchase Price will exceed or fall below such ultimate value.

      The actual value that a Holder may realize by retaining the CCPRs and not tendering in the Offer may exceed the Purchase Price. The Purchase Price may not fully reflect the present value of the future sale of Neupogen. Purchaser's determination of the Purchase Price is in part based upon assumptions that may or may not prove to be true.

      No independent person has been retained by Purchaser or any affiliate to value or make any appraisal of the CCPRs or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

      Purchaser believes that there is a limited market for resale of the CCPRs. While the Offer represents an opportunity for any holder of CCPRs to obtain liquidity, there can be no assurance that in the future a market will not develop or that another party will not make an offer for the CCPRs. Purchaser has no reason to believe that any such market will develop. Purchaser has no current plans to make another tender offer for the CCPRs.

A Holder may wish to tender CCPRs for a number of reasons:

            OPPORTUNITY FOR LIQUIDITY. The Offer provides a Holder an opportunity to liquidate his or her investment without transaction costs or commissions. Although there are some limited resale mechanisms available to a Holder, there is no formal trading market for the CCPRs and there can be no assurance that one will develop.

            CURRENT REALIZATION OF VALUE OF CCPRs. Quarterly payments on the CCPRs will cease after the payment related to Neupogen sales in the fourth quarter of 2005, after which Holders of CCPRs will no longer be entitled to receive payments. The Offer provides an opportunity for Holders currently to realize their investment in CCPRs. In the alternative, a Holder may need to wait an additional 5.50 years to realize the full value of the CCPR.

            ESTATE PLANNING PURPOSES. The sale of a CCPR in connection with this Offer provides current cash proceeds. Should the CCPRs become part of an estate and need to be monetized at a future time, there can be no assurance that at such time a market will exist or a current offer price will be available.

            ANTICIPATED SLOWER GROWTH IN NEUPOGEN SALES. Sales of Neupogen grew rapidly following the product's launch in 1991, reaching $1.26 billion in 1999. As a mature product, Neupogen's sales growth has slowed and is expected to remain slow as evidenced by Amgen's June 30, 1999 Form 10-Q, "... cost containment pressures in the U.S. healthcare marketplace have limited growth of domestic Neupogen sales. These pressures are expected to continue to influence growth for the foreseeable future. The growth of the colony stimulating factor ("CSF") market in the European Union ("EU") in which Neupogen competes has remained essentially flat, principally due to EU government pressures on physicians prescribing practices in response to ongoing governmental initiatives to reduce healthcare expenditures. Additionally, the Company faces competition from another granulocyte CSF product. Amgen's CSF market share has remained relatively constant over the least few years, however, the Company expects that the competitive intensity may increase in the near future." Further, in Amgen's July 26, 2000 earnings press release, Amgen stated that "...[Amgen] now expects Neupogen sales for the year [2000] to be approximately the same as last year."

            VALUE OF THE CCPRs DEPENDENT ON ONE PRODUCT. The value of the CCPRs depends exclusively on the right to receive cash payments based on the future sales of Neupogen. Accordingly, any factor which adversely affects sales of Neupogen could adversely affect the amount of the cash payments on CCPRs.

            POSSIBLE TAX BENEFIT. A substantial portion of the Purchase Price may be treated as a capital gain in the event that the Purchase Price exceeds such Holder's basis. For individuals, trusts and estates, a capital gain on the sale or exchange of property held for more than 12 months is generally subject to a maximum 20% tax rate. PURCHASER IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING CCPRs. INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

VALUATION

      The CCPRs represent the right to receive cash payments based on the revenue of Neupogen, a product developed and marketed by Amgen as an adjunct to chemotherapy. In determining the Purchase Price, Purchaser considered a number of factors including its own estimates, on the basis of publicly available information, of the potential future cash payments that may be produced by the CCPRs throughout the remaining 5.5 year life of the payments, the risks inherent in the future cash flows, the nature of the CCPRs, the CCPRs exclusive dependence on the sales of a single product and the absence of any market for the CCPRs. Purchaser is assuming the risk that its estimate of the potential future cash payments will been realized. No third party was retained to value the CCPRs or to render any fairness opinion with respect to the Purchase Price. No other representation is made as to the fairness of the Purchase Price. No other valuation analysis was performed or used, including any liquidation value or net asset value analysis. In determining the Purchase Price, Purchaser considered the absence of a secondary market for the CCPRs. Purchaser/affiliates of Purchaser have previously purchased CCPRs (See Section 6 of the Offer to Purchase) from time to time at prices per CCPR equivalent to or less than (adjusting for distributions payable) the Purchase Price; however, in determining the Purchase Price, Purchaser did not consider the prices paid for such other purchases of CCPRs or the price paid for CCPRs by any third party.

1. TERMS OF THE OFFER

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) up to 100 CCPRs that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. Holders are permitted to tender all or any portion of the CCPRs owned by such Holder in quarters of CCPRs or any multiple thereof. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on October 20, 2000, unless Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      The Offer is not conditioned upon any minimum number of CCPRs being tendered. The Offer is subject to certain other conditions set forth in Sections 2 and 14. The Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, by the Expiration Date, any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Holders to withdraw their CCPRs, retain all tendered CCPRs until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), accept for payment or purchase all validly tendered CCPRs and not extend the Offer, or (iii) terminate the Offer and not accept for payment any CCPRs and return promptly all tendered CCPRs to tendering Holders. Any extension, delay in payment, termination or amendment may be made by giving oral or written notice to the Depositary and will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after what would have been, absent extension, the Expiration Date. Without limiting the manner in which the Purchaser may choose to make such public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service or other national news service.

      Following the expiration of the Offer or, in the event that the Offer is not consummated, Purchaser may seek to acquire CCPRs through privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Purchase Price and could be for cash, other consideration or any combination thereof.

      The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow Holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or decrease the consideration in the Offer or to make a change in the percentage of CCPRs sought and if, at the time that notice of any such change is first published, sent or given to Holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

      If the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date is greater than 100 CCPRs, the Purchaser will accept for payment (and thereby purchase) only 100 CCPRs. The Purchaser will acquire the CCPRs pro rata to the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date, with appropriate adjustments to avoid purchases in multiples of other than quarter CCPRs. If the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date is not greater than 100 CCPRs, Purchaser will purchase all CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date, upon the terms and subject to the conditions of the Offer.

      In the event that proration is required, Purchaser may not be able to announce the final results of such proration until at least ten business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Holders the Purchase Price in respect of CCPRs tendered or return those CCPRs promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any CCPRs accepted for payment pursuant to the Offer until the final proration results are known.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and, subject to the foregoing paragraphs, Purchaser will accept for payment (and thereby purchase) and pay for all CCPRs which are validly tendered prior to the Expiration Date (and not properly withdrawn), promptly after the later to occur of (i) the Expiration Date or (ii) the date of satisfaction or waiver of all the conditions to the Offer set forth in this Offer to Purchase. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for CCPRs pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

      In all cases, payment for CCPRs purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed with notarized signatures, (ii) any other required documents, and (iii) written notice from Amgen confirming transfer of tendered CCPRs.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased CCPRs validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such CCPRs for payment. Payment for CCPRs accepted pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment shall be satisfied and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of CCPRs pursuant to the Offer. Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered CCPRs, as well as any charges and expenses of the

Depositary and the Information Agent. Under no circumstances will interest accrue on the consideration to be paid for the CCPRs by Purchaser, regardless of any delay in making such payment.

      If, prior to the Expiration Date, Purchaser increases the consideration to be paid per CCPR pursuant to the Offer, Purchaser will pay the increased consideration for all the CCPRs purchased pursuant to the Offer, whether or not the CCPRs were tendered prior to the increase in consideration. Purchaser does not currently expect to increase the consideration to be paid per CCPR pursuant to the Offer.

      Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the CCPRs tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for CCPRs validly tendered and accepted for payment pursuant to the Offer. The Purchaser has no current intention to effect such a transfer or assignment.

3. PROCEDURE FOR TENDERING FOR CCPRs

      Valid Tenders. In order for a Holder to tender his or her CCPRs pursuant to the Offer, a properly completed and duly executed Letter of Transmittal with the required notarized signatures and any other required documents must be received by the Depositary at the Depositary's address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

      A tender of CCPRs will constitute an acceptance by the tendering Holder of the terms and conditions of the Offer, as well as the tendering Holder's representation and warranty that (i) such Holder owns the CCPRs being tendered,
(ii) such Holder has full power and authority to tender, sell, assign and transfer such CCPRs, and (iii) when such CCPRs are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto including the right to receive all payments with respect to the CCPRs, free and clear of all liens, restrictions, charges and encumbrances and will not be subject to any adverse claim. The Purchaser's acceptance for payment of CCPRs tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

      Determination Of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of CCPRs pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of CCPRs determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of CCPRs. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of CCPRs will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Appointment As Proxy. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the CCPRs (and with respect to any and all other securities issued or issuable in respect of such CCPRs on or after the date hereof) tendered by the Holder. Absent the withdrawal by the tendering Holder in accordance with the terms hereof, as more particularly described in Section 4 below, all such powers of attorney and proxies will be considered coupled with an interest in the tendered CCPRs and all prior powers of attorney and proxies given by the Holder with respect to the CCPRs will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all rights of the

Holder with respect to such CCPRs as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the absolute right to require that, in order for CCPRs to be validly tendered, immediately upon Purchaser's acceptance for payment of the CCPRs, Purchaser must be able to exercise full rights with respect to the CCPRs. Purchaser must obtain the consents of Amgen for the transfer of the CCPRs to Purchaser and Amgen's consent to pay directly into a collection account controlled by a collateral agent to which Purchaser has pledged a security interest in the CCPRs on behalf of Lender (defined herein) in order for Purchaser to accept the tender of the CCPRs.

      A tender of CCPRs pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance for payment of CCPRs tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and Purchaser upon the terms and conditions of the Offer.

      The Depositary has agreed to act as such for the convenience of the Purchaser. The Depositary will act upon the instructions of the Purchaser and will deliver all documents deposited with it as instructed by the Purchaser. The Depositary has no obligation to any Holder who tenders CCPRs. If any controversy arises between the Purchaser and any other person concerning the CCPRs or concerning this Offer to Purchase, the Letter of Transmittal, or the subject matter of any thereof, the Depositary will not be required to determine the controversy or to take any action regarding it. The Depositary may hold all documents and property and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Depositary's discretion, may be required, notwithstanding any other provision of this Offer to Purchase or the Letter of Transmittal. In such event, the Depositary will not be liable for any interest, damages or expenses. Furthermore, the Depositary may at its option, file an action of interpleader requiring such persons to answer and litigate any claims and rights among themselves. The Depositary is authorized to deposit with the clerk of the court all documents and property held. Upon initiating such action, the Depositary shall be fully released and discharged of and from all obligations and liabilities involving the documents or property, except for obligations and liabilities arising by reason of the prior gross negligence or willful misconduct on the part of the Depositary.

4. WITHDRAWAL RIGHTS

      Tenders of CCPRs made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. CCPRs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after November 9, 2000. If Purchaser extends the Offer, is delayed in its purchase of or payment for CCPRs, or is unable to purchase or pay for CCPRs for any reason, then, without prejudice to the rights of Purchaser, tendered CCPRs may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Holders are entitled to withdrawal rights as set forth in this Section 4.

      The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for CCPRs is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return CCPRs deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the Depositary prior to the expiration of the Offer at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the CCPRs to be withdrawn, the number of CCPRs to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the CCPRs. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of CCPRs will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

      Withdrawals may not be revoked and any CCPRs properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

      The following is a general discussion of certain United States federal income tax consequences of a sale of the CCPRs pursuant to the Offer. This summary is of a general nature only and does not discuss all aspects of United States federal income taxation that may be relevant to each particular Holder in light of such Holder's particular circumstances. In addition, the summary does not discuss aspects of United States federal income taxation that may be relevant to Holders subject to special treatment under the United States federal income tax laws, such as foreign persons, dealers in securities, insurance companies, tax-exempt organizations, banks, thrifts, regulated investment companies or Holders that do not hold CCPRs as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). This summary is based on the Code, Treasury regulations thereunder, and the administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

      This summary assumes that (i) the Purchase Price received by a Holder in connection with such sale not otherwise constituting imputed interest or ordinary income required to be recognized under Section 751 of the Code (i.e., gain attributable to certain inventory items and "unrealized receivables" of ACPLP) qualifies for capital gain treatment under the Code, and (ii) neither the Class A Interests in ACPLP nor the CCPRs were or are traded on an established securities market.

      In general, the United States federal income tax consequences to a Holder who sells CCPRs pursuant to this Offer will depend, in whole or in part, on the original exchange transaction whereby Amgen issued the CCPRs to the holders of Class A Interests in ACPLP in exchange for their Class A Interests. Among other things, the character of gain or loss on the sale of CCPRs pursuant to the Offer, the time or times, if any, at which a Holder must include interest in income (and the amount of such interest income), and the application of rules applicable to dispositions of installment obligations will be determined by the United States federal income tax treatment applicable to dispositions of Class A Interests in ACPLP in exchange for Advance Payments and CCPRs.

      EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING CCPRs PURSUANT TO THIS OFFER. THIS SUMMARY DOES NOT DISCUSS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF SELLING CCPRs PURSUANT TO THIS OFFER.

      A. United States federal income tax consequences to original Holders who sell CCPRs pursuant to this Offer

In exchange for their Class A Interests in ACPLP, Holders that were formerly holders of Class A Interests in ACPLP received CCPRs from Amgen upon Amgen's exercise of the Partnership Purchase Option (the "Amgen Purchase"). Whether or not the CCPRs constitute debt instruments for United States federal income tax purposes, the United States federal income tax consequences to Holders from their sale of CCPRs and receipt of the Purchase Price pursuant to this Offer should be as described below in this Section A. THE DISCUSSION IN THIS SECTION
A. APPLIES ONLY TO THOSE ORIGINAL HOLDERS WHO WERE FORMERLY HOLDERS OF CLASS A INTERESTS IN ACPLP.

      In general, the Code provides that payments under an installment sales contract (whether or not such contract is a debt instrument) that does not provide for adequate stated interest will be recharacterized, in part, as interest. In the case of an installment sales contract which provides for one or more contingent payments (such as the CCPRs), the current Treasury regulations provide that each contingent payment under such contract must be bifurcated with a portion of such payment required to be treated as "principal" and the remaining portion required to be treated as "interest". The "principal" portion of each contingent payment is determined, in general, by discounting the payment at the "test rate" of interest (generally, the applicable federal rate) from the date that the payment is made to the date that the installment sales contract was issued or entered into, with the remaining portion of such payment constituting interest. Any interest (or amount treated as interest) is taken into account by a taxpayer when the right to the contingent payment becomes fixed or, if the installment sales contract is not a debt instrument, in accordance with the taxpayer's regular method of accounting.

      Upon a holder's sale of an installment sale contract, the holder of such contract must allocate the amount received from such sale first to the noncontingent component of such contract (and, in the case of a CCPR, there is no remaining noncontingent component), and then to the contingent component of such contract. The amount allocated to the contingent component is treated as a contingent payment that is made on the date of the sale and is characterized as unstated interest and principal under the rules described above.

      The Treasury regulations on contingent payment installment sale contracts apply to sales and exchanges that occur on or after August 13, 1996.

      In accordance with the foregoing, a Holder that sells a CCPR pursuant to this Offer will, in general, recognize gain or loss equal to the difference between the (i) Holder's "amount realized" from such sale, and (ii) the Holder's adjusted tax basis in the sold CCPR. In general, a Holder's "amount realized" from the sale of a CCPR pursuant to this Offer is equal to the portion of the Purchase Price received by the Holder for such CCPR that is treated as "principal" under the rules described above. Thus, the "principal" portion of the Purchase Price will equal the present value of the Purchase Price, determined by discounting the Purchase Price by the appropriate "applicable federal rate" from the date of the sale of the CCPR to the date of the Amgen Purchase (i.e., March 12, 1993). The remaining portion of the Purchase Price will be taxable as ordinary interest income (currently subject to a maximum 39.6% income tax rate for non-corporate taxpayers and a maximum 35% income tax rate for corporate taxpayers).

      Although the above-described Treasury regulations on contingent payment installment sales contracts apply to sales or exchanges that occur on or after August 13, 1996 -- which is after the date that the CCPRs were issued by Amgen in exchange for the Class A Interests in ACPLP (i.e., March 12, 1993), a Holder should nonetheless be able to rely on these regulations for purposes of determining the "principal" and "interest" portions of the Purchase Price. The preamble to the applicable Treasury regulations provides that for a contingent payment debt instrument issued before August 13, 1996, a taxpayer may use any reasonable method to account for such instrument, including a method that would have been required under proposed Treasury regulations when the debt instrument was issued. Accordingly, a Holder may account for a CCPR, and the sale of the CCPR pursuant to this Offer, using any reasonable method. However, in the event that a Holder has been using a particular method (not described in the above-described Treasury regulations) to account for a CCPR and the payments previously received by the Holder from Amgen in respect of such CCPR, then such Holder may be required to continue to use such method in accounting for the Purchase Price received from the sale of such CCPR pursuant to this Offer.

      To the extent that, at the time of the Amgen Purchase, a Holder had held its Class A Interest in ACPLP as a capital asset and for more than the long-term capital gain holding period, the difference between the "principal" portion of the Purchase Price that a Holder receives for a CCPR pursuant to this Offer over the Holder's adjusted tax basis in such CCPR generally will constitute long-term capital gain. However, long-term capital gain treatment may not be available under Section 751 of the Code with respect to the portion (if any) of the "principal" amount that is attributable to certain inventory items and "unrealized receivables" of ACPLP that the Holder has not previously recognized.

      A non-corporate Holder, such as an individual, trust or estate, is currently subject to a maximum 20% tax rate on any capital gain recognized by such a Holder on the sale of a CCPR pursuant to this Offer (assuming that the Holder had held its Class A Interest in ACPLP as a capital asset and for more than 12 months). A non-corporate Holder may deduct any capital loss recognized on such sale only to the extent of such Holder's capital gains plus up to $3,000 of ordinary income. Any capital loss that a non-corporate Holder is unable to use in the current tax year generally can be carried forward to such Holder's succeeding tax years indefinitely, but cannot be carried back to such a Holder's prior taxable years.

      A corporate Holder is subject to a maximum 35% tax rate on any capital gain or interest income recognized by such a Holder on the sale of a CCPR pursuant to this Offer. A corporate Holder may only offset a capital loss recognized on such sale against the capital gains of such Holder. Any capital loss that a corporate Holder is unable to use in the current tax year may be carried back three taxable years and carried forward five taxable years of such Holder.

      B. United States federal income tax consequences to those Holders, other than original Holders, who sell CCPRs pursuant to this Offer

      THE DISCUSSION BELOW IN THIS SECTION B ADDRESSES THOSE HOLDERS SELLING CCPRs PURSUANT TO THIS OFFER WHO WERE NOT ORIGINAL HOLDERS OF THE CCPRs ("SECONDARY HOLDERS") - E.G, HOLDERS WHO PURCHASED THEIR CCPRs FROM PREVIOUS HOLDERS, AND WHO DID NOT RECEIVE ITS CCPRs FROM AMGEN.

            1. Treatment of Purchase Price as part principal, part interest in the manner described in A. above (except with respect to interest attributable to the period prior to a Secondary Holder's purchase of CCPR)

      The likely United States federal income tax treatment of a Secondary Holder's receipt of the Purchase Price upon its sale of a CCPR pursuant to this Offer should generally be the same as described above with respect to original Holders. Accordingly, a Secondary Holder would recognize capital gain or loss on the sale of a CCPR pursuant to this Offer equal to the difference between the
(i) Secondary Holder's "amount realized" from such sale, and (ii) Secondary Holder's adjusted basis in the CCPR sold. This discussion assumes that the CCPR constitutes a capital asset in the hands of the Secondary Holder. As discussed below, excepted from this treatment would be the portion of the "interest" component of the Purchase Price that is attributable to the period prior to a Secondary Holder's acquisition of such CCPR ("Previously Accrued Interest").

      The Secondary Holder's "amount realized" from such sale would equal the "principal" portion of the Purchase Price. The "principal" portion of the Purchase Price would equal the present value of the Purchase Price determined by discounting the Purchase Price at the appropriate "applicable federal rate" from the date of such sale to the date of original issuance of the CCPR (i.e., March 12, 1993). The remaining portion of the Purchase Price would constitute "interest". Although not entirely free from doubt, a Secondary Holder should be able to treat the portion of such interest which constitutes Previously Accrued Interest, as well as the portion of each payment that the Secondary Holder previously received from Amgen in respect of the CCPR and which constitutes Previously Accrued Interest (i) first, as a return of the Secondary Holder's adjusted basis in the Previously Accrued Interest, and (ii) once such basis is fully recovered, as capital gain income, (and as long-term capital gain income if the CCPR has been held by the Secondary Holder for more than 12 months). If, after accounting for the Purchase Price, not all of the adjusted basis in the Previously Accrued Interest has been fully recovered, then the Secondary Holder should be able to deduct such remaining basis as a capital loss (and as a long-term capital loss if the CCPR was held by the Secondary Holder for more than 12 months).

      A Secondary Holder's adjusted basis in a CCPR being sold pursuant to this Offer would equal the Secondary Holder's initial basis in such CCPR reduced by the aggregate of the "principal" portions of each of the payments received by the Secondary Holder from Amgen in respect of the CCPR. In determining a Secondary Holder's initial basis in a CCPR, the Secondary Holder would allocate such initial basis between "principal" and Previously Accrued Interest, with the "principal" amount being determined by discounting the Secondary Holder's initial basis at the appropriate "applicable federal rate" from the date that the Secondary Holder acquired the CCPR to the date of issuance of the CCPR (i.e., March 12, 1993). The Secondary Holder would treat its remaining initial basis as Previously Accrued Interest.

      Finally, the portion of the Purchase Price received by a Secondary Holder pursuant to this Offer which is recharacterized as interest and which is allocable to the period during which the Secondary Holder has held the CCPR would constitute ordinary interest income to the Secondary Holder.

            2. Treatment of Purchase Price as amount paid for separate property right previously purchased by Secondary Holder

      It is possible that a Secondary Holder's sale of a CCPR pursuant to this Offer could be treated as a sale of a separate property right (not constituting a debt instrument or installment obligation for United States federal income tax purposes), whereby no portion of the Purchase Price would be allocable to interest. In such event, the Secondary Holder would recognize gain or loss equal to the difference between (i) the Secondary Holder's amount realized from such sale and (ii) the Secondary Holder's adjusted basis in the CCPR sold. For this purpose, a Secondary Holder's adjusted basis in the CCPR would equal the Secondary Holder's original purchase price for such CCPR reduced (but not below zero) by the aggregate amount of payments previously received by the Secondary Holder from Amgen in respect of such CCPR.

      Any gain or loss recognized by the Secondary Holder would constitute a capital gain or loss (again, assuming that the CCPR is held by the Secondary Holder as a capital asset), and as a long-term capital gain or loss assuming that such CCPR was held by the Secondary Holder for more than 12 months at the time of the sale.

      SECONDARY HOLDERS SHOULD BE ADVISED THAT AMGEN, AS THE ISSUER OF AND OBLIGOR ON THE CCPRS, HAS TREATED AND REPORTED A PORTION OF EACH PAYMENT THAT IT HAS MADE IN RESPECT OF THE CCPRS AS INTEREST. WE HAVE BEEN ADVISED THAT AMGEN WILL CONTINUE THIS TREATMENT AND REPORTING. THE PURCHASER ALSO INTENDS TO TREAT THE CCPRS THE SAME WAY AND WILL THUS TREAT AND REPORT A PORTION OF THE PURCHASE PRICE PAID FOR EACH CCPR AS INTEREST. THUS, IF A SECONDARY HOLDER TAKES THE POSITION DISCUSSED IN THIS SECTION B.2, THE SECONDARY HOLDER WOULD BE TAKING A POSITION THAT IS INCONSISTENT WITH THE POSITION BEING TAKEN BY AMGEN AND THE PURCHASER.

      C. Withholding Taxes (including backup withholding)

      The Purchaser shall, to the extent required under applicable law, withhold the appropriate amount of United States federal income tax from the Purchase Price paid to a Holder (including a Secondary Holder) that the Purchaser is required to withhold, unless the Holder (including a Secondary Holder) that would otherwise be subject to such withholding furnishes to the Purchaser the appropriate certifications and/or documentation to establish such Holder's (including Secondary Holder's) exemption from such withholding (e.g., under an applicable treaty provision) and the Holder (including a Secondary Holder) otherwise establishes its entitlement to such exemption to the satisfaction of the Purchaser.

      In addition, Holders (including Secondary Holders), other than corporations and certain foreign individuals, who tender CCPRs may be subject to 31% backup withholding unless a Holder (including a Secondary Holder) provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that such Holder (including a Secondary Holder) is awaiting a TIN. A Holder (including a Secondary Holder) may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A HOLDER (INCLUDING A SECONDARY HOLDER) WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH HOLDER (INCLUDING SECONDARY HOLDER). SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL.

      D. Possible Legislative Tax Changes

      There have been a number of proposals made in Congress and by the Treasury Department and other government agencies for changes in the United States federal income tax laws. In addition, the Internal Revenue Service has proposed and may still be considering changes in regulations and procedures. It is likely that further proposals will be forthcoming or that previous proposals will be revived in some form in the future. It is impossible to predict with any degree of certainty what past proposals may be revived or what new proposals may be forthcoming, the likelihood of adoption of any such proposals, the likely effect of any such proposals upon the sale of CCPRs, or the effective date of any legislation or regulatory changes which may derive from any such past or future proposals. Holders are strongly urged to consider ongoing developments in this uncertain area.

      THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS (INCLUDING SECONDARY HOLDERS) SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACCEPTING THE OFFER.

6. PRICE RANGE OF THE CCPRs

      There is no established trading market for the CCPRs. The chart set forth below details certain transactions relating to the CCPRs and fractions thereof that have occurred from time to time from September 17, 1996 to present:

------------------------------------------------------------------------------------------------------------
Date(s) of Offer              Purchaser                          Amount of Units      (Per Unit) Offer Price
                                                                 Purchased
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
September 17, 1996            Pharmaceutical Partners III        n/a                  $180,405 *
                              L.L.C.
------------------------------------------------------------------------------------------------------------
August 21, 1997               PharmaInvest L.L.C.                50.125               $240,000
------------------------------------------------------------------------------------------------------------
September 29, 1999            PharmaInvest L.L.C.                2.125                $220,000
------------------------------------------------------------------------------------------------------------
March 17, 2000                Meridian Venture Capital, LLC      2.277                $257,721 **
------------------------------------------------------------------------------------------------------------
June 2000                     Meridian Venture Capital, LLC      0.500                $285,284 ***
------------------------------------------------------------------------------------------------------------
June 2, 2000                  Meridian Venture Capital, LLC      0.621                $242,687 ****
------------------------------------------------------------------------------------------------------------
July through August, 2000     Meridian Venture Group, LLC        2.500                $285,284 ***
------------------------------------------------------------------------------------------------------------

* The offer price was $420 per fractional unit, which is equivalent to a unit price of $180,405 per CCPR;
** The offer price was $600 per fractional unit, which is equivalent to a unit price of $257,721 per CCPR;
*** Includes rights to the $20,433 per CCPR August 2000 distribution f/q/e June 30, 2000 made by Amgen; and
**** The offer price was $565 per fractional unit, which is equivalent to a unit price of $242,687 per CCPR. This offer price was reduced from the prior offer price made in March 2000 by approximately the distribution declared or made during the period between both offers.

      Purchaser is not aware of any public market for the CCPRs. Holders are advised that the sales prices received by sellers of CCPRs in the secondary market transactions may not reflect the actual value of the CCPRs in light of the limited trading in the market and that such prices are significantly discounted from the values of the assets underlying the CCPRs. The Purchase Price represents the price at which the Purchaser is willing to purchase CCPRs. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Purchaser did not attempt to obtain current independent valuations or appraisals of the CCPRs. Purchaser made its own determination of the Purchase Price based on publicly available information. Other measures of the value of the CCPRs may be relevant to Holders. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THEIR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER CCPRs.

7. EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

      The CCPRs are currently registered under the Exchange Act. Such registration may be terminated upon application of Amgen to the Commission if the CCPRs are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the CCPRs under the Exchange Act would substantially reduce the information required to be furnished by Amgen to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the CCPRs. Purchaser has no current plans to seek to cause Amgen to terminate such registration.

8. CERTAIN INFORMATION CONCERNING CONTRACTUAL CONTINGENT PAYMENT RIGHTS

      Amgen Clinical Partners, L.P. ("ACPLP" or the "Partnership") was formed in 1987 to finance the clinical development of granulocyte colony stimulating factor, or G-CSF, (trade name Neupogen(R)) and certain growth factors. Neupogen was approved by the United States Food and Drug Administration ("FDA") in 1990 for use as an adjunct to chemotherapy. Neupogen stimulates the immune system by causing the production of white blood cells in patients whose immune system has been impaired by chemotherapy. Neupogen was commercially introduced in 1991 and is marketed by Amgen in North America and Australia and by AMRO (an Amgen-F. Hoffmann-La Roche Ltd joint venture) in the European Union. None of the other growth factors under development by the Partnership was successfully developed.

      In March 1993, Amgen exercised the Partnership Purchase Option (the "PPO") and purchased all the outstanding limited partnership interests in ACPLP pursuant to the Partnership Purchase Agreement (the "PPA") for a cash payment (the "Advance Payment") of $25,000 and a contingent payment right (the "CCPR"). The CCPR entitles a Holder to receive cash payments based on the sales of Neupogen in certain territories through 2005. The terms of such payments are set forth in more detail in the PPA, which may be obtained upon request from the Purchaser.

      Since Neupogen's introduction in 1991, sales have grown rapidly to a level of $1,257 million in 1999. The following table illustrates the sales of Neupogen as reported in the corresponding Amgen Form 10-K. The chart also shows yearly growth rates for Neupogen sales from 1992 to 1999.

                            Historical Neupogen Sales

--------------------------------------------------------------------------------
Period                     Sales (millions)                    Growth Rate
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1991                       $   233                               N/A
--------------------------------------------------------------------------------
1992                           544                             133.5 %
--------------------------------------------------------------------------------
1993                           719                              32.2 %
--------------------------------------------------------------------------------
1994                           829                              15.3 %
--------------------------------------------------------------------------------
1995                           936                              12.9 %
--------------------------------------------------------------------------------
1996                         1,016                               8.6 %
--------------------------------------------------------------------------------
1997                         1,056                               3.9 %
--------------------------------------------------------------------------------
1998                         1,117                               5.8 %
--------------------------------------------------------------------------------
1999                         1,257*                             12.5 %
--------------------------------------------------------------------------------
*     Sales were higher than usual due to Y2K inventory stocking.

      The quarterly distributions are primarily based on Amgen's sales in the U.S., on AMRO (AMRO is a joint venture between Amgen and F. Hoffman La-Roche
Ltd) sales in Europe, and sales in certain eastern European countries. Historically, approximately 90% of these quarterly distributions resulted from U.S. sales of which Holders receive 7% versus 2% of the non-U.S. sales.

      The chart illustrates that the rate of growth in Neupogen sales has increased in each of the last three years. However, in the recently published Annual Report on March 7, 2000 on Form 10-K, Amgen stated that "Future Neupogen sales increases are dependent primarily upon further penetration of existing markets, the timing and nature of additional indications for which the product may be approved and the effects of competitive products. Although not approved or promoted for use in Amgen's domestic or foreign markets, except for Australia, the Company believes that approximately 10% of its worldwide Neupogen sales are from off-label use as a supportive therapy in various AIDS-related treatments. Changes in AIDS therapies, including therapies that may be less myelosuppressive, are believed to have adversely affected and are expected to continue to adversely affect such sales. Neupogen usage is expected to continue to be affected by cost containment pressures on health care providers worldwide. In addition, international Neupogen sales will continue to be subject to changes in foreign currency exchange rates and government budgets." In Amgen's July 26, 2000 earnings press release, Amgen stated that " ... [Amgen] now expects Neupogen sales for the year [2000] to be approximately the same as last year."

      AVAILABLE INFORMATION. ACPLP was acquired by Amgen in March 1993 and is no longer subject to the informational filing requirements of the Exchange Act. Amgen is subject to the information filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, Amgen files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 7 World Trade Center, 13th Floor, New York, New York 10048 and 90 Devonshire Street, Suite 700, Boston, Massachusetts 02109. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER

      Purchaser, a Delaware limited liability company, was formed in December of 1999 to identify, acquire and hold contingent payment rights of pharmaceutical companies. The business address and telephone number of Purchaser is Meridian Venture Group, LLC, 767 Fifth Avenue, 4th Floor, New York, New York 10153, (212) 688-2015. Meridian Venture Capital, LLC, a Delaware limited liability company ("MVC"), was formed to acquire a membership interest in Purchaser and to contribute any contingent payment obligations which it may acquire from pharmaceutical companies or individuals to Purchaser. The business address and telephone number of MVC is Meridian Venture Capital, LLC, 767 Fifth Avenue, 4th Floor, New York, New York 10153, (212) 688-2015. Meridian Venture Capital, LLC delegated its rights, powers and duties as manager concerning the making of a tender offer and the purchase, sale, holding, and exercise of all rights with respect to CCPRs on behalf of Purchaser to Meridian Venture Group Management Ltd., a New York corporation ("MVGM"). The business address and telephone number of MVGM is Meridian Venture Group Management Ltd., 767 Fifth Avenue, 4th Floor, New York, New York 10153, (212) 688-2015. Schedule 1 hereto identifies the name, present principal occupation or employment and material occupation, positions, offices or employment for the officers and directors of MVGM.

      During the last five years, neither Purchaser, MVC, MVGM, or to the best knowledge of Purchaser, any individual listed on Schedule I hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Purchaser, MVC or MVGM from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state security laws.

      Except as described below, neither Purchaser, MVC, MVGM or, to the best knowledge of the Purchaser, any individual listed on Schedule I hereto beneficially owns or has a right to acquire any CCPRs and neither has effected any transaction in the CCPRs during the past 60 days.

      Purchaser and its affiliates have acquired a total of three CCPRs over the past three months, with the most recent transaction being effected on August 8, 2000. Purchaser also owns fractional CCPRs that represent a right to receive a portion of the quarterly distributions attributable to the CCPRs formerly held by the former limited partners of Paine Webber R&D Partners, L.P., a limited partnership that distributed these rights to its holders in 1994. On an equivalent basis, the fractional CCPRs owned by Purchaser represent approximately 2.9 CCPRs. The most recent purchase of the fractional CCPRs was closed in August, 2000.

      Except as described in this Offer to Purchase, (i) neither Purchaser, MVC, MVGM or, to the best knowledge of the Purchaser, any individual listed on
Schedule I, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any CCPRs, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any CCPRs, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contact, negotiations or transactions between Purchaser, MVC, MVGM or, to the best knowledge of the Purchaser, any individual listed on Schedule I on the one hand, and Amgen and/or any of its affiliates, on the other hand, concerning: a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a call or other transfer of a material amount of assets.

10. SOURCE AND AMOUNT OF FUNDS

      The Purchaser estimates that the maximum amount of funds required to purchase CCPRs pursuant to the Offer and to pay related costs and expenses will be approximately $26.6 million. The Purchaser presently anticipates that all amounts required for the purchase of CCPRs and to pay related costs and expenses will be funded from (i) existing cash balances of the Purchaser and its affiliates; (ii) a Loan Agreement with a third-party lender; and (iii) equity commitments from its members.

      Purchaser is the borrower under a Loan Agreement dated as of June 21, 2000 (the "Loan Agreement") with a third party lender (the "Lender"), entered into in the ordinary course of Lender's business, which provides that Purchaser may borrow up to $30,000,000. The interest rate of the loans under the Loan Agreement is at the rate, which may vary over time, as from time to time specified in the Loan Agreement. At any time the relevant interest rate is determined by the applicable reserve adjusted eurodollar rate plus a margin. This margin increases (increasing the cost to the purchaser of the loans) if the S&P or Moody's rating of the issuer of the surety bond referred to below is lowered, and this margin decreases (decreasing the cost to the purchaser of the loans) if the S&P or Moody's rating of such issuer is raised. The loans mature on June 30, 2005 and are secured by all property of Purchaser, including the CCPRs of the subject company, pursuant to a Security and Intercreditor Agreement dated as of June 21, 2000 among Purchaser, the Lender and the other parties thereto. A surety bond has been issued by an insurer in favor of the Lender, and Purchaser has entered into an Insurance and Indemnity Agreement dated as of June 21, 2000 with the insurer. The Loan Agreement contains provisions that (i) prohibit future indebtedness or other liens on Purchaser's property and (ii) contain restrictions on dividends and distributions of Purchaser. Purchaser plans to repay the loans with (a) payments received with respect to any CCPRs of the subject company and (b) any payments received pursuant to any other payments rights owned or acquired from any other obligor. Obtaining financing is not a condition to the Offer.

11. BACKGROUND OF THE OFFER

      Purchaser was formed in December of 1999 to identify, acquire and hold contingent payment rights of pharmaceutical companies. MVC was formed to acquire a membership interest in Purchaser and to contribute any contingent payment obligations which it may acquire from pharmaceutical companies to Purchaser. MVC and Purchaser have from time to time acquired CCPRs from Holders, principally through inquiries made by or through investment executives. See Section 6-- "Price Range of the CCPRs."

      On July 24, 2000, Purchaser indicated to Amgen that it was interested in making an offer to purchase CCPRs and made an informal request of Amgen for the list of holders of CCPRs. By reply letter dated July 24, 2000, Amgen declined the informal request to provide the security holder list, but indicated it was aware of and would comply with its obligations under the tender offer rules and regulations of the Exchange Act. In accordance with such rules and regulations, Amgen is required to file its response on Schedule 14D-9 with the Securities and Exchange Commission within ten business days after the date of the Offer.

12. PURPOSE OF THE OFFER

      The purpose of the Offer is to enable the Purchaser to acquire CCPRs for investment purposes. The Purchaser is acquiring the CCPRs solely for investment purposes. Purchaser believes that the ownership of CCPRs (either by the Purchaser or Holders who retain their CCPRs) remains a speculative investment. Following the completion of the Offer, the Purchaser and its affiliates may acquire additional CCPRs. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the CCPRs purchased in the Offer. No appraisal rights are available to Holders in connection with the Offer.

13. DISTRIBUTIONS TO HOLDERS

      Recent historical distributions per each CCPRs are illustrated in the table below.

                      Quarterly Cash Distributions per CCPR

--------------------------------------------------------------------------------
Sales Period                           Payment Date    Cash Payment (1) per CCPR
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Q1 1995                                May 1995        $ 12,775.13
--------------------------------------------------------------------------------
Q2 1995                                August 1995       15,010.56
--------------------------------------------------------------------------------
Q3 1995                                November 1995     13,967.29
--------------------------------------------------------------------------------
Q4 1995                                February 1996     15,046.66
--------------------------------------------------------------------------------
             (Total 1995)  $56,799.64
--------------------------------------------------------------------------------
Q1 1996                                May 1996          13,925.90
--------------------------------------------------------------------------------
Q2 1996                                August 1996       15,859.47
--------------------------------------------------------------------------------
Q3 1996                                November 1996     15,963.66
--------------------------------------------------------------------------------
Q4 1996                                February 1997     17,033.09
--------------------------------------------------------------------------------
             (Total 1996)  $62,782.12
--------------------------------------------------------------------------------
Q1 1997                                May 1997          15,238.88
--------------------------------------------------------------------------------
Q2 1997                                August 1997       12,719.66
--------------------------------------------------------------------------------
Q3 1997                                November 1997     12,795.05
--------------------------------------------------------------------------------
Q4 1997                                February 1998     12,907.87
--------------------------------------------------------------------------------
             (Total 1997)  $53,661.46
--------------------------------------------------------------------------------
Q1 1998                                May 1998          12,355.10
--------------------------------------------------------------------------------
Q2 1998                                August 1998       13,018.67
--------------------------------------------------------------------------------
Q3 1998                                November 1998     14,753.40
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Q4 1998                                February 1999     19,194.31
--------------------------------------------------------------------------------
             (Total 1998)  $59,321.48
--------------------------------------------------------------------------------
Q1 1999                                May 1999          17,791.55
--------------------------------------------------------------------------------
Q2 1999                                August 1999       19,316.79
--------------------------------------------------------------------------------
Q3 1999                                November 1999     20,048.86
--------------------------------------------------------------------------------
Q4 1999                                February 2000     23,620.71 (2)
--------------------------------------------------------------------------------
             (Total 1999)  $80,077.91
--------------------------------------------------------------------------------
Q1 2000                                May 2000          14,716.28
--------------------------------------------------------------------------------
Q2 2000                                August 2000       20,433.06
--------------------------------------------------------------------------------
       (year to date 2000) $35,149.34
--------------------------------------------------------------------------------

(1) Quarterly distributions historically had been reduced by $439 per CCPR to repay a milestone payment made by F. Hoffman-La Roche Ltd in 1990. This reduction ceased with the distribution relating to Neupogen sales for the quarter ending December 31, 1999.
(2) The payment for Q4 1999 paid in February 2000 was higher than usual due to Y2K inventory stocking. Without the Y2K effect, we estimate that the approximate distribution per CCPR would have been $21,325.00.

14. CERTAIN CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered CCPRs promptly after expiration or termination of the Offer), to pay for any CCPRs tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any CCPRs tendered, and may amend or terminate the Offer (whether or not any CCPRs have theretofore been purchased or paid for) if, (i) Purchaser is not satisfied, in its sole discretion, that, (a) upon purchase of the CCPRs pursuant to the Offer, Purchaser and its nominee will have full rights to ownership as to all such CCPRs, and that Purchaser, or its nominee will become the registered holder of the purchased CCPRs; and (b) Amgen has consented to the transfer of the CCPRs to Purchaser and to the direct payment all payments related to the CCPRs into a collection account controlled by a collateral agent to which Purchaser has pledged a security interest in the CCPRs on behalf of the Lender, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser, or (iii) at any time before acceptance for payment of, or payment for, such CCPRs any of the following events shall occur or shall be deemed by Purchaser to have occurred:

      (A) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the CCPRs, restrain, prohibit or delay the making or consummation of the Offer, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the CCPRs pursuant to the Offer or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser effectively to acquire or hold, or requiring Purchaser to dispose of or hold separate, any portion of the assets or the business of Purchaser or impose limitations on the ability of Purchaser to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the CCPRs purchased by it,
(v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) on Purchaser;

      (B) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (A) above;

      (C) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Cayman Islands, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in securities or financial markets in the United States or abroad or (vii) in the case of any of the foregoing, a material acceleration or worsening thereof;

      (D) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of Amgen's Neupogen franchise which, in the sole judgment of the Purchaser, is, or may be, materially adverse to the Holders, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the sole judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Holders; or

      (E) a tender offer or exchange offer for some portion or all of the CCPRs shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the CCPRs, or Amgen shall have authorized, recommended, or proposed, or shall have announced an intention to authorize, recommend, or propose, any other material change in its arrangement with the Holders.

      The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Purchaser) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

15. CERTAIN LEGAL MATTERS

      The Purchaser is not aware of any license or other regulatory permit which appears to be material to Amgen's business and that might be adversely affected by the Purchaser's acquisition of CCPRs pursuant to the Offer, any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of CCPRs by the Purchaser pursuant to the Offer, or any state takeover statute that is applicable to the Offer. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action, or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendering CCPRs is subject to certain conditions, including conditions relating to the legal matters discussed herein. See Section 14 "Certain Conditions to the Offer."

      APPRAISAL RIGHTS. Holders will not have appraisal rights as a result of the Offer.

      MARGIN REQUIREMENTS. The CCPRs are not "margin securities" under the regulations of the Board of Governors and the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

      ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of CCPRs contemplated by the Offer.

      In addition, the Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisitions, mergers, and other commercial transactions. At any time before or after the Purchaser's purchase of CCPRs, the Antitrust Division of the FTC could take such action under the antitrust laws as it either deems necessary or desirable in the public interest regarding such purchase, including seeking to enjoin the purchase of CCPRs pursuant to the Offer, the divestiture of CCPRs purchased by the Purchaser or the divestiture of substantial assets of the Purchaser, the funds and their respective affiliates or Amgen. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result will be.

16. FEES AND EXPENSES

      Purchaser has retained MMS Escrow and Transfer Agency ("MMS") to act as the Information Agent and Depositary in connection with the Offer. MMS will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

      Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of CCPRs pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17. MISCELLANEOUS

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

      Purchaser has filed with the Commission the Schedule TO pursuant to Rule 14d-1 under the Exchange Act (the "Schedule") containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO

PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

September 11, 2000

                                                     MERIDIAN VENTURE GROUP, LLC

      Attached hereto is the Letter of Transmittal. Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

             THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

                                        MMS ESCROW and TRANSFER AGENCY

BY TELEPHONE:                           (877) 346-8317

BY MAIL:                                MMS Escrow and Transfer Agency
                                        PO Box 7090
                                        Troy, Michigan 48007-7090
                                        Attention: Matthew Fisher

BY FACSIMILE:                           (248) 614-4536

                                        THE PURCHASER IS:

                                        MERIDIAN VENTURE GROUP, LLC

BY TELEPHONE:                           (212) 688-2015

BY MAIL:                                Meridian Venture Group, LLC
                                        767 Fifth Avenue, 4th Floor
                                        New York, New York 10153
                                        Attention: David B. Schmickel

BY FACSIMILE:                           (212) 838-7280

      Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                                   SCHEDULE I

      The sole member and Manager of Purchaser is MVC. Pursuant to a certain Limited Liability Company Agreement made as of June 21, 2000 between Purchaser and MVC, certain MVC managerial rights, powers and duties, including the making of the Offer, were delegated to MVGM. The following sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each officer and director of MVGM. The business address of each such person is 767 Fifth Avenue, 4th Floor, New York, New York 10153.

STEPHEN W. ELLIS, 51 years old, is a Director of Meridian Venture Group Management, Ltd. Mr. Ellis is a founder of U.S. Medical Network, L.L.C, a private company, and has been its Chief Executive Officer since June 2000. Mr. Ellis has served as a Director of Hotjobs.com Inc, since May 1999, and as Hotjobs.com Inc.'s Chief Financial Officer from April 1999 to May 2000. From March 1998 through December 1998, Mr. Ellis served as the Chief Financial Officer for Biztravel.com, an Internet based travel services company. From March 1997 through February 1998, Mr. Ellis was the Chief Financial Officer for Metromedia Fiber Network (Nasdaq: MFNX), a facilities-based fiber optic/telecom services company. Mr. Ellis also served as an executive officer of Data Broadcasting Corporation (Nasdaq: DBCC), a financial market data company, first as Chief Financial Officer from 1992 to 1995, and then as Executive Vice President, Finance, through March 1997. Mr. Ellis holds a bachelors degree from the Massachusetts Institute of Technology and a MBA from the Stanford University Graduate School of Business. Mr. Ellis is a Certified Public Accountant. He is also on the board of directors of FSA Capital, Inc., a private company.

CONSTANCE HARRISON MEYER, 41 years old, is President of Meridian Venture Group Management, Ltd., a position she has held since January 2000, and a Director. Prior to joining Meridian Venture Group Management, Ltd., Ms. Harrison was employed by Raebe, LLC from February 1998 to September 1999 and Pharmaceutical Partners, LLC, from August 1996 to June 1997. Prior to that, Ms. Harrison served as a consultant and director to certain private companies primarily in the biotechnology and healthcare industries since 1990. Ms. Harrison received her B.S. in political science from Barnard College in 1981.

GIL N. PERRY, 34 years old, is currently a Vice President of Meridian Venture Group Management, Ltd., a position he has held since January 2000, and a Director. Prior to joining Meridian Venture Group Management Ltd. (and currently), Mr. Perry was the founder and sole principal of Perry Consulting. Mr. Perry received a B.B.A in Finance from the University of Massachusetts in 1987.

DAVID B. SCHMICKEL, PhD., JD., 37 years old, is a Vice President of Meridian Venture Group Management, Ltd., a position he has held since January 2000, and a Director. Since June 1998 Dr. Schmickel has been an officer of Enhance Pharmaceuticals, a private company, which provides legal, lobbying and consulting services to individuals and companies. Since March 1999, Dr. Schmickel has been an officer of Westmark Financial Services, a private company and a provider of financial services to individuals and corporations. Prior to joining Meridian Venture Group Management, Ltd., Dr. Schmickel was employed by the Biotechnology Industry Organization (BIO) as patent and legal counsel from October 1995 to July 1999. Dr. Schmickel also served from March 1998 to July 1999 as a Vice President of Tree Source, Inc., a private company. Dr. Schmickel received his Ph.D. in Biochemistry from John Hopkins University in 1991, and his JD from the University of Baltimore in 1996.


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